UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 15, 2026

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 1. Fundamental Changes

Placement Agency Agreement with Maxim Group, LLC

On September 15, 2026, Med-X, Inc. (the “Company”) entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with Maxim Group, LLC (“Maxim”), pursuant to which Maxim agreed to serve as the exclusive lead placement agent for the Company on a “reasonable best efforts” basis in connection with a proposed offering of the Company’s securities (the “Placement”).Maxim will receive a cash fee equal to 7% of the aggregate gross cash proceeds received by the Company from the sale of securities at closing, as well as a cash fee equal to 5% of the proceeds received by the Company upon the exercise of any warrants issued in the Placement.

The Company also agreed to reimburse Maxim for reasonable and documented out-of-pocket expenses, including the fees of its legal counsel, in an aggregate amount not to exceed $35,000.

The Company granted Maxim a right of first refusal for a period of 12 months after the closing date to act as the exclusive underwriter, placement agent, sales agent, or advisor for any future public or private equity, equity-linked, or debt offerings (excluding commercial bank debt) by the Company or any successor or subsidiary.

The Placement Agency Agreement contains customary representations and warranties, indemnification provisions, and other terms and conditions.

No securities have been issued under the Placement Agency Agreement as of the date of this report.

The foregoing description is qualified in its entirety by reference to the Placement Agency Agreement, filed as Exhibit 6.11 and incorporated herein by reference.

EXHIBITS

Exhibit 6.1	Placement Agency Agreement, dated September 15, 2026, by and between Med-X, Inc. and Maxim Group, LLC.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: September 18, 2026	/s/ Ronald J. Tchorzewski
Ronald J. Tchorzewski – Chief Financial Officer

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